December 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Catherine De Lorenzo and Ms. Dorrie Yale

Re: Ribbon Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 14, 2024

File No. 333-281806

Dear Ms. De Lorenzo and Ms. Yale:

Please find below our responses to the questions raised by the staff of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 26, 2024, relating to the above-referenced Registration Statement filed by Ribbon Acquisition Corp. (the “Company” or “we”).

The Company’s responses are numbered to correspond to the staff’s comments.

We have also updated the Registration Statement which is filed with the Commission simultaneously together with this letter.

1.	We note that your actual financial data as of September 30, 2024 is labeled as “Audited.” However, your financial statements for the period ending September 30, 2024 are unaudited. Please revise your label accordingly.

Response	The Company respectfully submits that this is a typographical error which has been amended on page 34.

2.	We note your response to comment 18 and your updated dilution disclosure. We are unclear why you determined to deduct allocated transaction costs related to the offering using the relative fair value method, net of fair value of rights from amounts paid for redemptions, which results in a redemption value of less than $10.00 per share. Please revise to reflect the number of ordinary shares redeemed at the amounts equivalent to the amounts paid for redemptions for each redemption scenario of your NTBV, which is initially anticipated to be $10.00 per ordinary share, or advise. For example, in your maximum redemptions scenario with over-allotment, the amount of ordinary shares redeemed would be 5,073,469, assuming the $10.00 per ordinary share redemption value, rather than 5,735,959 ordinary shares redeemed.

Response	The Company respectfully submits that this change has been made in the dilution section on page 84 and corresponding changes have been updated on the cover page.

3.	We acknowledge your revisions in response to prior comment 19. Please revise to clarify that if you are considered a less attractive partner to a non-China or Hong Kong based target company, the pool of acquisition candidates may therefore be limited.

Response	The Company has made this change on page 93 and across the Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel.

Very truly yours,

By:	/s/ Angshuman (Bubai) Ghosh
Name:	Angshuman (Bubai) Ghosh
Chief Executive Officer

CC: Shane Wu, Esq